SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S/A
Joint stock corporation under Brazilian law, registered as a Corporate Taxpayer with the Ministry of Finance under No. CNPJ/MF 02.558.124/0001-12
State Company Registration No. NIRE 3330026237-7

MINUTES OF BOARD OF DIRECTORS MEETING
Free Translation from Portuguese Original

DATE, TIME AND PLACE: April 19, 2004 at 4:00 PM at the Company's registered offices, located in the City of Rio de Janeiro , Capital of the State of Rio de Janeiro (RJ), at Rua Regente Feijó, No. 166/1687-B – in the downtown district (Centro).

PARTICIPANTS: Majority of Board Members.

AGENDA AND DECISIONS: Reappointment of Executive Officers . In view of expiration of the term of office of the Company's Executive Officers, the Board Members decided, after having recorded the abstentions of Messrs. Jorge Luis Rodriguez and Daniel Eldon Crawford , to reappoint the following Officers, described as follows: (a) Jorge Luis Rodriguez , US citizen, married, administrator, Brazilian alien registration identity card No. RNE V288095-K, registered with the Ministry of Finance as an individual income taxpayer (CPF/MF) under No. 056.082.387-88, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, No. 1012/15° andar, Centro, City of Rio de Janeiro/RJ, as President and Chief Executive Officer ; (b) Daniel Eldon Crawford , US citizen, married, engineer, bearer of Brazilian alien registration identity card No. RNE V228449-A and tax registration No. CPF/MF 054.791.737-66, resident and domiciled in this City, with commercial residence at Av. Presidente Vargas, No. 1012/15° andar, Centro, City of Rio de Janeiro/RJ, as Executive Vice-President; (c) Norbert Glatt , Brazilian, married, engineer, bearer of identity card No. 04081138-2 issued by the Felix Pacheco Institute of Rio de Janeiro (IFP/RJ) and tax registration No. CPF/MF 806.680.977-87, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, No. 1012/15° andar, Centro, City of Rio de Janeiro/RJ, as Chief Financial Officer and Diretor of Investor Relations; d) Cláudia Silva Araujo de Azerêdo Santos, Brazilian, divorced, attorney, bearer of identity card No. 04441182-5 issued by the IFP/RJ and tax registration No. CPF/MF 667.431.767-53, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, 1012/15º andar, Centro, City of Rio de Janeiro/RJ, as Officer with no specific designation; and ( e) Sultana Shamim Khan, native of Bangladesh, married, economist, bearer of identity card No.º RNE V285681-M and tax registration No. CPF/MF 055.796.177-71, resident and domiciled in this City, with commercial address at Avenida Presidente Vargas, No. 1012/15° andar, Centro, City of Rio de Janeiro/RJ, as Officer with no specific designation. The Executive Officers just appointed submitted to the Company their respective Non-Impediment Affidavits for the purposes of Article No. 147, paragraphs 1 and 2 of Law No. 6404/76, and shall fill out their respective terms of office of three (3) years, as provided in the Bylaws and by applicable legislation. There being no further business to attend to, these Minutes were drawn up and signed by the Board Members participating in the meeting. Rio de Janeiro, April 19, 2004. Signed: Daniel Eldon Crawford – Chairman; Dilio Sergio Penedo – Vice-Chairman; Jorge Luis Rodriguez; Edson Soffiatti; Antonio Carlos Tettamanzy; Joaquim de Sousa Correia; Cláudia de Azerêdo Santos – Secretary-General.

I hereby certify that this is a faithful copy of the minutes recorded in the appropriate book.

Cláudia de Azerêdo Santos
Secretary-General.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2004

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: Vice President & President of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.